Exhibit 99.1

Trillion Energy International Inc.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(Unaudited - Stated in United States dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements for Trillion Energy International Inc. (the “Company”) have been prepared by management in accordance with International Financing Reporting Standards (“IFRS”). These condensed consolidated interim financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company’s auditors. The Company’s Audit Committee and Board of Directors have reviewed and approved these condensed consolidated interim financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company’s independent auditors have not performed a review of these condensed consolidated interim financial statements.

TRILLION ENERGY INTERNATIONAL INC.

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Financial Position
(Expressed in U.S. dollars)

	Notes	September 30, 2022 (Unaudited)	December 31, 2021	December 31, 2020

ASSETS
Current assets:
Cash and cash equivalents		$11,634,040	$1,026,990	$202,712
Amounts receivable	4	1,249,232	709,805	773,311
Prepaid expenses and deposits		3,621,576	95,503	24,302
Total current assets		16,504,848	1,832,298	1,000,325
Oil and gas properties, net	5	11,383,658	1,420,613	2,224,473
Evaluation and exploration assets	6	3,146,176	3,116,146	3,122,443
Property and equipment, net	7	219,652	147,134	128,257
Restricted cash	3	3,920	5,438	11,763
Total assets		$31,258,254	$6,521,629	$6,487,261
LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Accounts payable and accrued liabilities		$1,904,876	$852,481	$1,496,510
Loans payable	8	49,989	630,534	549,424
Lease liability	9	3,988	6,732	12,116
Total current liabilities		1,958,853	1,489,747	2,058,050
Asset retirement obligation	11	8,123,837	8,993,108	9,355,422
Loans payable	8	40,315	18,513	17,730
Convertible debt	12	-	-	11,027
Derivative liability	15	425,611	472,899	1,804,572
Lease liability	9	5,650	8,592	27,693
Total liabilities		10,554,266	10,982,859	13,274,494
Stockholders’ equity (deficiency):
Common stock	13	3,312	1,828	1,253
Share premium	13	58,489,325	32,175,293	26,331,369
Notes and amounts receivable for equity issued	10	(1,162,009)	(1,193,641)	-
Warrant and option reserve	14,15	5,367,087	1,040,779	1,177,099
Shares to be cancelled		7,661	5,323	-
Obligation to issue shares	13	1,203,496	7,450	15,342
Accumulated other comprehensive loss		(3,204,230)	(847,412)	(490,172)
Accumulated deficit		(40,000,654)	(35,650,850)	(33,822,124)
Total stockholders’ equity (deficiency)		20,703,988	(4,461,230)	(6,787,233)
Total liabilities and stockholders’ equity (deficiency)		$31,258,254	$6,521,629	6,487,261
Nature of operations and going concern	1
IFRS first-time adoption	2
Subsequent events	22

APPROVED BY THE BOARD OF DIRECTORS ON NOVEMBER 29, 2022:

“Arthur Halleran”	“David Thompson”
Director	Director

See accompanying notes to unaudited consolidated interim financial statements.

2

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Loss and Comprehensive Loss

(Expressed in U.S. dollars)

(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
	Notes	2022	2021	2022	2021

Revenue
Oil and gas revenue	19	$1,077,770	$879,207	$3,589,368	$2,837,024
Cost and expenses
Production		647,464	774,249	2,004,869	2,008,383
Depletion	5	62,888	109,445	211,761	343,158
Depreciation	7, 9	12,541	6,982	56,517	20,790
Accretion of asset retirement obligation	11	64,402	23,037	147,307	68,864
Investor relations		151,474	70,721	511,576	794,295
Stock-based compensation	16	1,410,291	-	1,495,012	161,291
General and administrative	18	1,774,447	509,335	4,108,997	1,540,138
Total expenses		4,123,507	1,493,769	8,536,039	4,936,919
Loss before other income (expenses)		(3,045,737)	(614,562)	(4,946,671)	(2,099,895)

Other income (expense)
Interest income		8,992	16,520	44,067	27,450
Interest expense		(118)	(46,116)	(28,426)	(119,871)
Finance cost	8	(22,649)	(88,502)	(52,097)	(137,884)
Foreign exchange gain		907,864	(12,344)	1,236,484	(13,298)
Change in fair value of derivative liability	11	66,797	6,205,914	(294,373)	507,446
Provision for settlement agreement	13,17	(379,919)	-	(379,919)	-
Gain (loss) on debt settlement		(105)	(13,718)	71,131	(159,383)
Total other income (expense)		580,862	6,061,754	596,867	104,460
Net income (loss)		(2,464,875)	5,447,192	(4,349,804)	(1,995,435)
Other comprehensive income (loss)
Foreign currency translation		(1,631,932)	66,194	(2,356,818)	(119,650)
Comprehensive income (loss)		$(4,096,807)	$5,513,386	$(6,706,622)	$(2,115,085)

Loss per share – Basic and diluted		$(0.01)	$0.04	$(0.01)	$(0.01)

Weighted average shares outstanding – Basic and diluted		371,531,909	150,439,108	290,281,681	178,410,202

See accompanying notes to unaudited consolidated interim financial statements.

3

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Stockholders’ Deficiency
(Expressed in U.S. dollars)

(Unaudited)

	Shares	Amount	Share premium	Warrant and option reserve	Receivables for equity issued	Obligation to issue shares	Shares to be cancelled	Accumulated other comprehensive income (loss)	Accumulated deficit	Total
Balance, December 31, 2020	125,339,156	$1,253	$26,331,369	$1,177,099	$-	$15,342	$-	$(490,172)	$(33,822,124)	$(6,787,233)
Issuance of common stock	13,021,992	129	268,418			(15,342)	-	–	–	253,205
Stock issued for debt settlement	5,462,740	54	255,524			–	-	–	–	255,578
Stock issued for services	3,130,591	31	765,545			-	-	-	-	765,576
RSU grants and vesting	150,000	2	36,898			-	-	-	-	36,900
Warrants exercised	26,219,647	237	2,478,870			9,558	5,323	-	-	2,493,988
Options exercised	780,000	8	300,729	(163,766)		-	-	-	-	136,971
Conversion of debentures	2,160,000	22	522,497			-	-	-	-	522,519
Warrants issued for loan	-	-	152,751			-	-	-	-	152,751
Options issued	-	-	108,775							108,775
Warrants issued	-	-	15,616							15,616
Comprehensive loss	-	-	-			-	-	(119,650)	(1,995,435)	(2,115,085)
Balance, September 30, 2021	176,264,126	$1,736	$31,236,992	$1,013,333	$-	$9,558	$5,323	$(609,822)	$(35,817,559)	$(11,747,636)
Balance, December 31, 2021	185,169,793	1,828	32,175,293	1,040,779	(1,193,641)	7,450	5,323	(847,412)	(35,650,850)	(4,461,230)
Impact of change in functional currency	-		-	309,737	-	-	-	-	-	309,737
Issuance of common stock	179,194,841	1,405	29,096,180	2,253,535	-	-	-	-	-	31,351,120
Stock issuance costs	-	-	(2,658,064)	-	-	-	-	-	-	(2,658,064)
Stock issued for debt settlement	3,000,000	24	390,997	-	(18,168)	-	-	-	-	372,853
Stock issued for prepaid services	909,090	7	118,484	-	-	-	-	-	-	118,491
RSU grants and vesting	700,000	6	92,165	27,789	-	(7,450)	-	-	-	112,510
Warrants exercised	4,155,750	36	936,689	(294,790)	-	-	-	-	-	641,935
Options exercised	725,000	6	120,141	(57,716)	-	6,574	2,338	-	-	71,343
Finder’s warrants issued	-	-	(1,782,560)	1,782,560	-	-	-	-	-	-
Stock to be issued for services	-	-	-	-	-	51,208	-	-	-	51,208
Options issued	-	-	-	305,193	-	-	-	-	-	305,193
Equity to be issued for settlement agreement	-	-	-	-	49,800	174,093	-	-	-	223,893
RSUs to be issued	-	-	-	-	-	971,621	-	-	-	971,621
Comprehensive loss	-	-	-	-	-	-	-	(2,356,818)	(4,349,804)	(6,706,622)
Balance, September 30, 2022	373,854,474	$3,312	$58,489,325	$5,367,087	$(1,162,009)	$1,203,496	$7,661	$(3,204,230)	$(40,000,654)	$20,703,988

See accompanying notes to unaudited consolidated interim financial statements.

4

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

		Nine Months Ended September 30,
	Note	2022	2021
Operating activities:
Net loss for the period		$(4,349,804)	$(1,995,435)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	16	1,495,012	161,291
Stock issued for services	13	98,492	765,576
Stock to be issued for services	13	51,208	-
Depletion	5	211,761	343,158
Depreciation	7	56,517	20,790
Accretion of asset retirement obligation	11	147,307	68,864
Accretion and accrued interest expense	8, 9	27,486	183,515
Interest income		-	(5,656)
Change in fair value of derivative liability	11	294,373	(507,446)
Interest income	4	(42,229)	-
Foreign exchange loss		(60,062)	14,033
Provision for settlement		379,919
(Gain) loss on debt settlement		(71,131)	159,383

Changes in operating assets and liabilities:
Restricted cash		1,518	2,791
Accounts receivable		(874,574)	(288,432)
Prepaid expenses and deposits		(4,690,853)	(411,273)
Accounts payable and accrued liabilities		1,854,362	388,985
Operating lease liabilities		-	(8,507)
Net cash used in operating activities		(5,470,698)	(1,108,363)
Investing activities:
Property and equipment expenditures		(149,253)	(717)
Oil and gas properties expenditures		(13,202,574)	(51,615)
Net cash used in investing activities		(13,351,827)	(52,332)
Financing activities:
Proceeds from stock subscriptions received		31,351,120	244,601
Stock issuance costs on subscriptions received		(2,658,064)	-
Proceeds from exercise of options		28,071	139,188
Proceeds from exercise of warrants		450,735	1,771,205
Proceeds from loans payable		91,651	500,000
Repayments of loans payable		(648,621)	(309,714)
Repayment of notes receivable			23,745
Lease payments		(4,293)	-
Net cash provided by financing activities		28,610,599	2,369,025
Effect of exchange rate changes on cash and cash equivalents		818,976	54,526
Net increase in cash and cash equivalents		10,607,050	1,262,856
Cash and cash equivalents, beginning of period		1,026,990	202,712
Cash and cash equivalents, end of period		$11,634,040	1,465,568

5

TRILLION ENERGY INTERNATIONAL INC.

Consolidated Interim Statements of Cash Flows

(Expressed in U.S. dollars)

(Unaudited)

	2022	2021
	Nine Months Ended September 30,
	2022	2021
Supplemental information:
Taxes paid	$-	$-
Interest paid on credit facilities	$95,796	$11,082
Non-cash investing and financing activities:
Stock issued for prepaid services	$62,955	-
Stock issued for debt settlement	$416,123	$297,184
Stock issued for debt conversion	$-	$522,519

See accompanying notes to unaudited consolidated interim financial statements.

6

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

1. Organization

Trillion Energy International Inc. and its consolidated subsidiaries, (collectively referred to as the “Company”) is a Canadian based oil and gas exploration and production company. Effective January 2022, the corporate headquarters moved to Suite 700, 838 West Hastings Street, Vancouver, B.C., Canada from Turan Gunes Bulvari, Park Oran Ofis Plaza, 180-y, Daire:54, Kat:14, 06450, Oran, Cankaya, Anakara, Turkey. The Company also has a registered office in Canada and Bulgaria. The Company was incorporated in Delaware in 2015. The Company’s shares trade on the OTCQB under the symbol “TRLEF” and trade on the Canadian Securities Exchange under the symbol “TCF”.

On January 21, 2022, the Company redomiciled from Delaware to a British Columbia corporation by way of an amalgamation transaction with the Company’s British Columbian subsidiary, Trillion Energy Inc. (the “Repatriation Transaction”). Pursuant to the Repatriation Transaction, for every one common stock of Trillion Energy International Inc., the shareholders will receive one common stock of Trillion Energy Inc. The Company will continue to operate and report under the name of Trillion Energy International Inc.

As a result of the Repatriation Transaction, the Company meets the definition of a foreign private issuer, as defined under Rule 3b-4 of the Securities Exchange Act of 1934, as amended.

2. Summary of Significant Accounting Policies

  (a) Basis of Presentation and Going Concern

Consolidation

The unaudited consolidated interim financial statements (“Financial Statements”) of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting for the quarter ended September 30, 2022. These Financial Statements are the first that the Company has prepared in accordance with IFRS. Refer to Note 2(r) for details on the impact of IFRS first-time adoption. The Financial Statements are expressed in U.S. dollars. These Financial Statements include the accounts of the Company and its wholly owned subsidiaries Park Place Energy Corp. (“PPE Corp.”), Park Place Energy Bermuda (“PPE Bermuda”), BG Exploration EOOD (“BG Exploration”), and Park Place Energy Turkey (“PPE Turkey”). All intercompany balances and transactions are eliminated on consolidation. Operating results for the nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022. Certain comparative information has been reclassified to conform with the financial statement presentation adopted in the current period.

7

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

  (b) Use of Estimates and Judgements

In the process of applying the Company’s accounting policies, management has made the following judgements, which have the most significant effect on the amounts recognized in the Financial Statements:

Functional Currency

The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of the functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Determination of Cash Generating Units (CGUs)

A CGU is the lowest grouping of integrated assets that generate identifiable cash inflows that are largely independent of the cash inflows of other assets or groups of assets. The allocation of assets into CGUs requires significant judgment and interpretations with respect to the integration between assets, the existence of active markets, similar exposure to market risks, shared infrastructure, and the way in which management monitors the operations.

In the process of applying the Company’s accounting policies, management has made the following estimates, which have the most significant effect on the amounts recognized in the Financial Statements:

Oil and Gas Reserves

The company’s estimate of oil and gas reserves is considered in the measurement of depletion, depreciation, impairment, and decommissioning and restoration obligations. The estimation of reserves is an inherently complex process and involves the exercise of professional judgment. All reserves are evaluated annually, by independent qualified reserves evaluators. Oil and gas reserves estimates are based on a range of geological, technical and economic factors, including projected future rates of production, projected future commodity prices, engineering data, and the timing and amount of future expenditures, all of which are subject to uncertainty. Estimates reflect market and regulatory conditions existing at the evaluation date, which could differ significantly from other points in time throughout the period, or future periods. Changes in market and regulatory conditions and assumptions, as well as climate change, and the evolving worldwide demand for energy and global advancement of alternative sources of energy that are not sourced from fossil fuels can materially impact the estimation of net reserves.

8

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Allowance for doubtful accounts

Estimates are inherent in the on-going assessment of the recoverability of trade and other receivables. The Company maintains an allowance for doubtful accounts to reflect the expected credit losses. Uncertainty relates to the actual collectability of customer balances that can vary from the Company’s estimation.

Asset Retirement Obligation

The company recognizes obligation for the future decommissioning and restoration of the Company’s exploration and evaluation assets and oil and gas properties based on estimated future decommissioning and restoration costs. Management applies judgment in assessing the existence and extent as well as the expected method of reclamation of the company’s decommissioning and restoration obligations at the end of each reporting period. Management also uses judgment to determine whether the nature of the activities performed is related to decommissioning and restoration activities or normal operating activities.

Actual costs are uncertain and estimates may vary as a result of changes to relevant laws and regulations related to the use of certain technologies, the emergence of new technology, operating experience, prices and closure plans. The estimated timing of future decommissioning and restoration may change due to certain factors, including reserves life. Changes to estimates related to future expected costs, discount rates, inflation assumptions, and timing may have a material impact on the amounts presented.

Impairment of Assets

Management applies judgment in assessing the existence of impairment indicators based on various internal and external factors. The recoverable amount of assets is determined based on the higher of fair value less costs of disposal or value-in-use calculations. The key estimates the company applies in determining the recoverable amount normally include estimated future commodity prices, discount rates, expected production volumes, future operating and development costs, income taxes, and operating margins. In determining the recoverable amount, management may also be required to make judgments regarding the likelihood of occurrence of a future event. Changes to these estimates and judgments will affect the recoverable amounts of assets and may then require a material adjustment to their related carrying value.

Share-based Compensation

The cost of share-based transactions with directors, officers and employees are measured by reference to the fair value of the equity instruments. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the stock option. Changes to these estimates and judgments will affect the operating result and may then require a material adjustment.

9

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Fair Value of Derivative Liability

The Company’s warrants and conversion features with exercise prices denominated in a currency other the Company’s functional currency are recognized as derivatives measured at fair value through the consolidated interim statement of loss and comprehensive loss. Estimating fair value for derivative liability requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the issuance. This estimate also requires determining and making assumptions about the most appropriate inputs to the valuation model including the expected life, volatility, risk-free interest rate, expected forfeiture rate and dividend yield of the derivatives. Changes to these estimates and judgments will affect the operating result and may then require a material adjustment.

Deferred Income Tax

Judgments are made by management at the end of the reporting period to determine the likelihood that deferred income tax assets will be realized from future taxable earnings. Assessing the recoverability of deferred income tax assets requires the Company to make judgments related to the expectations of future cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in consolidated interim statement of loss and comprehensive loss in the period in which the change occurs.

  (c) Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents.

  (d) Revenue Recognition

Revenue from Contracts with Customers

The Company recognizes revenue when it satisfies its performance obligation(s) by transferring control over a product to a customer. Revenue is measured based on the consideration the Company expects to receive in exchange for those products.

Performance Obligations and Significant Judgments

The Company sells oil and natural gas products in Turkey. The Company enters into contracts that generally include one type of distinct product in variable quantities and priced based on a specific index related to the type of product.

The oil and natural gas are typically sold in an unprocessed state to processors and other third parties for processing and sale to customers. The Company recognizes revenue at a point in time when control of the oil is transferred. For oil sales, control is typically transferred to the customer upon receipt at the wellhead or a contractually agreed upon delivery point. Under the Company’s natural gas contracts with processors, control transfers upon delivery at the wellhead or the inlet of the processing entity’s system. For the Company’s other natural gas contracts, control transfers upon delivery at the inlet or to a contractually agreed upon delivery point. In the cases where the Company sells to a processor, the Company has determined that the Company is the principal in the arrangement and the processors are the Company’s customers. The Company recognizes the revenue in these contracts based on the net proceeds received from the processor.

10

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

For the Company’s product sales that have a contract term greater than one year, the Company uses the practical expedient in IFRS 15 Paragraph 121(a) which states the Company is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to an unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore, future volumes are unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required. The Company has no unsatisfied performance obligations at the end of each reporting period.

The Company does not believe that significant judgments are required with respect to the determination of the transaction price, including any variable consideration identified. There is a low level of uncertainty due to the precision of measurement and use of index-based pricing with predictable differentials. Additionally, any variable consideration identified is not constrained.

  (e) Accounts Receivable

Accounts receivable consist primarily of oil and gas receivables. The Company has classified these as short-term assets in the consolidated statement of financial position because the Company expects repayment or recovery within the next 12 months. The Company evaluates these accounts receivable for collectability and, when necessary, records allowances for expected unrecoverable amounts. The Company deems all accounts receivable to be collectable and has not recorded any allowance for doubtful accounts.

  (f) Exploration and Evaluation Assets

Pre-license exploration costs are recognized in the consolidated statement of operations and comprehensive loss as incurred.

The costs to acquire non-producing oil and gas properties or licenses to explore, drill exploratory wells and the costs to evaluate the commercial potential of underlying resources, including related borrowing costs, are initially capitalized as exploration and evaluation assets.

Exploration and evaluation assets are subject to technical, commercial and management review to confirm the continued intent to develop and extract the underlying resources. If an area or exploration well is no longer considered commercially viable, the related capitalized costs are charged to exploration expense.

Exploration and evaluation assets are not subject to depreciation, depletion and amortization.

When management determines with reasonable certainty that an exploration and evaluation asset will be developed, as evidenced by the classification of proved or probable reserves and the appropriate internal and external approvals, the asset is transferred to oil and gas properties.

  (g) Oil and Gas Properties

Oil and gas properties (“O&G”) include exploration and evaluation expenditures, development and productions costs, less accumulated depletion and depreciation and accumulated impairment loss. O&G are grouped into cash generating units for impairment testing. The Company has grouped its O&G into two CGUs: the Cendere Oil Field and SASB Gas Field.

When significant parts of an item of O&G have different useful lives, they are accounted for as separate items (major components).

11

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of O&G are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in consolidated interim statement of loss and comprehensive loss as incurred.

Such capitalized items generally represent costs incurred in developing proved and/or probable reserves and bringing on or enhancing production from such reserves, and are accumulated on a field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of oil ang gas properties are recognized in consolidated interim statement of loss and comprehensive loss as incurred.

The net carrying value of oil and gas properties is depleted using the unit-of-production method by reference to the ratio of production in the year to the related proved reserves, taking into account estimated future development costs necessary to bring those reserves into production. These estimates are reviewed by independent reservoir engineers at least annually.

  (h) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. The estimated useful lives are: other assets are depreciated over 20 years; and leasehold improvements are depreciated over the term of the lease.

(i)	Impairment of Non-financial Assets

Exploration and evaluation assets, oil and gas properties, and property and equipment are reviewed when events or changes in circumstances indicate the assets may not be recoverable. Exploration and evaluation assets are also tested for impairment immediately prior to being transferred to oil and gas properties. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. Recoverable amounts are also sensitive to assumptions about the future usefulness of in-process development and the related marketing rights.

  (j) Provisions

Provisions are recognized by the company when it has a legal or constructive obligation as a result of past events, it is probable that an outflow of economic resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are recognized for decommissioning and restoration obligations associated with the company’s exploration and evaluation assets and oil and gas properties. Provisions for decommissioning and restoration obligations are measured at the present value of management’s best estimate of the future cash flows required to settle the present obligation, using the risk-free interest rate. The value of the obligation is added to the carrying amount of the associated asset and amortized over the useful life of the asset. The provision is accreted over time with actual expenditures charged against the accumulated obligation. Changes in the future cash flow estimates resulting from revisions to the estimated timing or amount of undiscounted cash flows are recognized as a change in the decommissioning and restoration provision and related asset.

12

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

  (k) Financial Instruments

(i)	Classification

The company classifies its financial instruments into one of the following categories: fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”), or at amortized cost. This determination is made at initial recognition. All financial instruments are initially recognized at fair value on the balance sheet, net of any transaction costs except for financial instruments classified as FVTPL, where transaction costs are expensed as incurred. Subsequent measurement of financial instruments is based on their classification. The company classifies its derivative liability and cash and cash equivalents as FVTPL, accounts receivable and notes receivable as financial assets at amortized cost, and accounts payable, loans payable, and convertible notes as financial liabilities at amortized cost. Embedded derivative in other financial instruments or other host contracts are recorded as separate derivatives when their risks and characteristics are not closely related to those of the host contract.

(ii)	Measurement

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the statements of loss and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the statements of operations and comprehensive loss in the period in which they arise.

Debt investments at FVTOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVTOCI

These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

(iii)	Impairment of Financial Assets at Amortized Cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost. At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the statements of loss and comprehensive loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

13

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

(iv)	Derecognition

Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity.

Financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The Company also derecognizes a financial liability when the terms of the liability are modified such that the terms and / or cash flows of the modified instrument are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.

Gains and losses on derecognition are recognized in profit or loss.

(l)	Income Taxes

Current Income Tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Tax:

Deferred tax is recognized on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that future taxable income will be available to allow all or part of the temporary differences to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted and are expected to apply by the end of the reporting period. Deferred tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

14

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

  (m) Foreign Currency Translation

Functional currencies of the Company’s individual entities are the currency of the primary economic environment in which the entity operates. Transactions in foreign currencies are translated to the appropriate functional currency at foreign exchange rates that approximate those on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to the appropriate functional currency at foreign exchange rates as at the balance sheet date. Foreign exchange differences arising on translation are recognized in net earnings. Non-monetary assets that are measured in a foreign currency at historical cost are translated using the exchange rate at the date of the transaction.

In preparing the Company’s Financial Statements, the financial statements of each entity are translated into US dollar (“USD”), the presentation currency of the Company. The assets and liabilities of foreign operations are translated into USD at exchange rates as at the balance sheet date. Revenues and expenses of foreign operations are translated into USD using foreign average exchange rates for the period. Foreign exchange differences are recognized in other comprehensive income or loss.

The functional currency of the Company’s Bulgarian operations is the Bulgarian Lev. The functional currency of the Company’s Turkish operations is the Turkish Lira.

Prior to January 1, 2022, the functional currency of Trillion Energy International Inc. was USD. The Company redomiciled from United States to Canada and became a Canadian Company in January 2022, resulting in the parent’s expenditures being denominated primarily in Canadian dollar (“CAD”) and the Company being funded primarily from issuance of equity instruments which proceeds are in CAD. As a result, the Company determined that the functional currency of the parent was changed to CAD effective January 1, 2022.

The Company has accounted for the change in functional currency prospectively with no impact of this change on prior period comparative information. The Company has made an accounting policy choice to reassess the classification of financial instruments as liabilities or equity or vice versa as applicable when the functional currency of the Company or its subsidiaries changes. The policy will be applied consistently in the future. As a result, certain of the Company’s CAD denominated warrants with a carrying value of $472,899, which previously were classified as a derivative liability as their exercise prices were denominated in a currency other the Company’s previous functional currency, were reclassified to equity effective January 1, 2022. Further, effective January 1, 2022, certain of the Company’s USD denominated warrants with a carrying value of $163,162, which previously were classified as equity instruments, were reclassified to derivative liability as their exercise prices are denominated in a currency other than the Company’s new functional currency.

  (n) Stock-Based Compensation

Under the company’s share-based compensation plans, share-based awards may be granted to executives, employees and nonemployee directors.

Stock options that give the holder the right to purchase common shares are accounted for as equity-settled plans. The expense is based on the fair value of the options at the time of grant using the Black-Scholes options pricing model and is recognized over the vesting periods of the respective options. A corresponding increase is recorded to option reserve. Consideration paid to the company on exercise of options is credited to share capital and the associated amount in option reserve is reclassified to share capital.

15

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

  (o) Unit Offerings

Common shares are classified as equity. Proceeds from unit placements are allocated between shares and warrants issued using the residual method. The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component. The fair value of the common shares, measured on date of issue, was determined to be the component with the best evidence of fair value. The balance, if any, is allocated to the attached warrants. Costs directly identifiable with share capital financings are charged against share capital.

If the subscription is not funded upon issuance, the Company records a receivable as a contra account to shareholders’ equity.

  (p) Loss per Share

Basic earnings per share is calculated by dividing the net earnings for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for dilutive common shares. The number of shares included is computed using the treasury stock method. As certain instrument can be exchanged for common shares of the Company, they are considered potentially dilutive and are included in the calculation of the company’s diluted net earnings per share if they have a dilutive impact in the period.

(q)	Leases

At inception of a contract, the company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured based on the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset on the site on which it is located, less any lease incentives received. The assets are depreciated to the earlier of the end of the useful life of the right-of-use asset or the lease term. Judgment is applied to determine the lease term where a renewal option exists. Right-of-use assets are depreciated using the straight-line method as this most closely reflects the expected pattern of consumption of the future economic benefits. In addition, the right-of-use assets may be reduced by impairment losses or adjusted for certain remeasurements of the lease liability.

The company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less. The lease payments are recognized as an expense when incurred over the lease term.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the company’s incremental borrowing rate. Lease payments include fixed payments, and variable payments that are based on an index or rate.

16

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Cash payments for the principal portion of the lease liability are presented within the financing activities section and the interest portion of the lease liability is presented within the operating activities section of the statement of cash flows. Short-term lease payments and variable lease payments not included in the measurement of the lease liability are presented within the operating activities section of the statement of cash flows.

(r) First-time Adoption of IFRS

These Financial Statements for the quarter ended September 30, 2022, are the first the Company has prepared in accordance with IFRS. The Company previously prepared its financial statements, up to and including December 31, 2021, in accordance with accounting principles generally accepted in the United States (“US GAAP”).

Accordingly, the Company has prepared financial statements that comply with IFRS applicable as at September 30, 2022, together with the comparative period data for the year ended December 31, 2021. In preparing the financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2021, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its US GAAP financial statements.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS. The Company has applied the following exemptions:

IFRS 3 Business Combinations has not been applied to either acquisitions of subsidiaries that are considered businesses under IFRS, or acquisitions of interests in associates and joint ventures that occurred before January 1, 2021. Use of this exemption means that the US GAAP carrying amounts of assets and liabilities, that are required to be recognized under IFRS, are their deemed cost at the date of the acquisition. After the date of the acquisition, measurement is in accordance with IFRS. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. The Company did not recognize any assets or liabilities that were not recognized under US GAAP or exclude any previously recognized amounts as a result of IFRS recognition requirements.

The Company has not restated contracts that were completed before January 1, 2021, under IFRS 15 “Revenue from Contracts with Customers”. A completed contract is a contract for which the Company has transferred all of the goods and services identified in accordance with US GAAP.

The Company assessed all contracts existing at January 1, 2021 to determine whether a contract contains a lease based upon the conditions in place as at January 1, 2021 in accordance with IFRS 16 “Leases”. Lease liabilities were measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate at January 1, 2021. Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before January 1, 2021. The lease payments associated with leases for which the lease term ends within 12 months of the date of transition to IFRS and leases for which the underlying asset is of low value have been recognized as an expense on either a straight-line basis over the lease term or another systematic basis. The transition to IFRS 16 did not result in any material impact on the Company’s financial position as at December 31, 2021 and 2020, or operation results for the nine months ended September 30, 2021, and therefore, no adjustment has been proposed accordingly.

17

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

IFRS 1 allows an entity that used full cost accounting under its previous GAAP to elect, at the time of adoption to IFRS, to measure oil and gas assets in the development and production phases by allocating the amount determined under the entity’s previous GAAP for those assets to the underlying assets pro rata using a reasonable method as of that date. The costs of development and production assets have been separately recorded by the Company for each group of assets.

As the Company elected the oil and gas assets IFRS 1 exemption, the asset retirement obligation (“ARO”) exemption available to full cost entities was also elected. This exemption allows for the re-measurement of ARO on IFRS transition with the offset to accumulated deficit.

The Company has elected the IFRS 1 exemption that allows the Company an exemption from applying IFRS 2 “Share-Based Payments” to equity instruments which vested and settled before the Company’s transition date to IFRS.

The Company has elected the IFRS 1 exemption that allows the Company an exemption from applying IFRS 9 “Financial Instruments” to financial instruments that were derecognized before the date of transition to IFRS on January 1, 2021.

18

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Reconciliation of financial position as at January 1, 2021 (date of transition to IFRS)

	Notes	US GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$202,712	$-	$202,712
Account receivables		773,311	-	773,311
Prepaid expenses and deposits		24,302	-	24,302
Total current assets		1,000,325	-	1,000,325
Oil and gas properties, net	(1), (5)	5,346,916	(3,122,443)	2,224,743
Exploration and evaluation assets	(1)	-	3,122,443	3,122,443
Property and equipment, net		128,257	-	128,257
Restricted cash		11,763	-	11,763
Total assets		$6,487,261	$-	$6,487,261
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$1,496,510	$-	$1,496,510
Loans payable - current		549,424	-	549,424
Lease liability - current		12,116	-	12,116
Total current liabilities		2,058,050	-	2,058,050
Asset retirement obligation	(2)	4,010,624	5,344,798	9,355,422
Loans payable		17,730	-	17,730
Convertible debt		11,027	-	11,027
Derivative liability		1,804,572	-	1,804,572
Lease liability		27,693	-	27,693
Total liabilities		7,929,696	5,344,798	13,274,494
Stockholders’ deficiency:
Common stock		1,253	-	1,253
Additional paid-in capital	(3)	27,508,468	(27,508,468)	-
Share premium	(3)		26,331,369	26,331,369
Stock subscriptions and stock to be issued		15,342	-	15,342
Warrant and option reserve	(3)	-	1,177,099	1,177,099
Accumulated other comprehensive loss		(490,172)	-	(490,172)
Accumulated deficit		(28,477,326)	(5,344,798)	(33,822,124)
Total stockholders’ deficiency		(1,442,435)	(5,344,798)	(6,787,233)
Total liabilities and stockholders’ deficiency		$6,487,261	$-	$6,487,261

19

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Reconciliation of financial position as at December 31, 2021

	Notes	US GAAP	Effect of Transition to IFRS	IFRS
ASSETS
Current assets:
Cash and cash equivalents		$1,026,990	$-	$1,026,990
Accounts receivable		709,805	-	709,805
Prepaid expenses and deposits		95,503	-	95,503
Total current assets		1,832,298	-	1,832,298
Oil and gas properties, net	(1), (2), (5)	5,172,943	(3,752,330)	1,420,613
Exploration and evaluation assets	(1)	-	3,116,146	3,116,146
Property and equipment, net		147,134	-	147,134
Restricted cash		5,438	-	5,438
Total assets		$7,157,813	$(636,184)	$6,521,629
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$852,481	$-	$852,481
Loans payable		630,534	-	630,534
Lease liability		6,732	-	6,732
Total current liabilities		1,489,747	-	1,489,747
Asset retirement obligation	(2)	4,426,978	4,566,130	8,993,108
Loans payable		18,513	-	18,513
Derivative liability		472,899	-	472,899
Lease liability		8,592	-	8,592
Total liabilities		6,416,729	4,566,130	10,982,859
Stockholders’ equity (deficiency):
Common stock		1,828	-	1,828
Additional paid-in capital	(3), (4)	33,295,413	(33,295,413)	-
Share premium	(3), (4)	-	32,175,293	32,175,293
Notes and amounts receivable for equity issued		(1,193,641)	-	(1,193,641)
Warrant and option reserve	(3)	-	1,040,779	1,040,779
Shares to be cancelled		5,323	-	5,323
Obligation to Issue Shares		7,450	-	7,450
Accumulated other comprehensive loss		(847,412)	-	(847,412)
Accumulated deficit		(30,527,877)	(5,122,973)	(35,650,850)
Total stockholders’ equity (deficiency)		741,084	(5,202,314)	(4,461,230)
Total liabilities and stockholders’ equity (deficiency)		$7,157,813	$(636,184)	$6,521,629

20

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

Reconciliation of operation results for the nine months ended September 30, 2021

	Notes	US GAAP	Effect of Transition to IFRS	IFRS
Revenue
Oil and natural gas sales		$2,837,024	$-	$2,837,024
Cost and expenses
Production		2,008,383	-	2,008,383
Depletion	(5)	191,263	151,895	343,158
Depreciation		20,790	-	20,790
Accretion of asset retirement obligation	(2)	308,379	(239,515)	68,864
Investor relations		794,295		794,295
Stock based compensation		161,291	-	161,291
General and administrative		1,540,138	-	1,540,138
Total expenses		5,024,539	(87,620)	4,936,919
Loss before other income (expenses)		(2,187,515)	87,620	(2,099,895)
Other income (expenses)
Interest expense		(119,871)	-	(119,871)
Interest income		27,450	-	27,450
Finance cost		(137,884)	-	(137,884)
Foreign exchange loss		(13,258)	-	(13,258)
Other expense		(40)	-	(40)
Loss on debt extinguishment	(4)	(238,724)	79,341	(159,383)
Change in fair value of derivative liability		507,446	-	507,446
Total other expenses		25,119	79,341	104,460
Net loss for the period		$(2,162,396)	$166,961	$(1,995,435)

Loss per share		$(0.01)	$-	$(0.01)
Weighted average number of shares outstanding		150,439,108	-	150,439,108

Other comprehensive loss
Foreign currency translation adjustments		$(119,650)	$-	$(119,650)
Comprehensive loss		$(2,282,046)	$166,961	$(2,115,085)

Notes to the reconciliations

The reconciling items between US GAAP and IFRS presentation have no significant effect on the cash flows generated. Therefore, a reconciliation of cash flows has not been presented above.

21

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

2.	Summary of Significant Accounting Policies (continued)

(1)	Exploration and evaluation assets (“E&E assets”)

An adjustment has been made to reclassify the presentation of the Company’s Bulgarian property as exploration and evaluation assets as it is not a property under development or production, in accordance with IFRS.

(2)	Asset retirement obligation

Under US GAAP, the ARO was discounted at a rate of 10%, as prescribed by the U.S. Securities and Exchange Commission. Under IFRS, the discount rate used is the risk-free rate in effect at the end of each reporting period for the risk-adjusted cash flows. The change in the decommissioning obligation each period as a result of changes in the discount rate will result in an offsetting charge to oil and gas properties. Upon the Company’s transition to IFRS, the impact of this change was a $5,344,798 increase in the ARO with a corresponding increase to the deficit on the consolidated statement of financial position, using an average risk-free rate of 0.93% as at January 1, 2021. As at December 31, 2021, the average risk-free rate was reassessed to be 1.49%.

As a result of the change in discount rate, the ARO accretion expense decreased by $239,515 during the nine months ended September 30, 2021, due to the lower discount rate.

(3)	Option reserve and share premium

Under US GAAP, share-based payments were presented as additional paid-in capital. Upon transition to IFRS, a reclassification adjustment has been made to separately present the amount related to share-based compensation of $1,177,099. The remaining additional paid-in capital has been reclassified to share premium.

(4)	Loss on convertible debt extinguishment

Under US GAAP, when conversion features have been bifurcated from the conversion debt host and accounted for as liabilities, no equity conversion feature remains in the debt instrument. The liabilities for the debt and the conversion feature are extinguished in exchange for common shares, the difference between the carrying value of the liabilities and the fair value of the common shares ae recorded as a gain or loss. IFRS requires the entity to derecognize the liability component and recognize it as equity on conversion of a convertible instrument and no gain or loss is recognized. As a result of the difference between the two accounting standards, for the nine months ended September 30, 2021, the loss on debt extinguishment decreased by $79,341, with an offsetting charge to equity.

(5)	Depletion

The Company is depleting its oil and gas properties over the proved reserves. IFRS requires an entity to include the estimated future costs to develop the reserves in the calculation of depletion. The calculation of depletion under US GAAP did not include the estimated future development costs as the Company applied Electronic Code of Federal Regulation Title 17 Section 210.4-1, Financial accounting and reporting for oil and gas producing activities pursuant to the Federal securities laws and the Energy Policy and Conservation Act of 1975, to exclude the estimated future expenditures associated with a major development. As a result, oil and gas properties, net, increased by $181,888 as at December 31, 2021 (January 1, 2021 - $nil). For the nine months ended September 30, 2021, the depletion charge included in the consolidated interim statement of loss and comprehensive loss, increased by $151,895.

22

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

3. Restricted Cash

The restricted cash relates to drilling bonds provided to the General Directorate of Petroleum Affairs (the “GDPA”) for the exploration licenses due to Turkish Petroleum Law. The amounts are for 2% of the annual work budget of the different Turkish licenses which is submitted to the GDPA on an annual basis. As at September 30, 2022, the Company’s restricted cash totaled $3,920 (December 31, 2021 - $5,438).

4. Amounts Receivable

	September 30, 2022	December 31, 2021	December 31, 2020
Accounts receivable	$1,147,592	$703,140	$772,138
GST receivable	56,207	-	-
Interest receivable	39,424	-	-
Due from related parties	3,856	4,173	1,173
Other	2,153	2,492	-
	$1,249,232	$709,805	$773,311

5. Oil and Gas Properties

	SASB	Cendere	Total
December 31, 2020	$1,236,954	$987,519	$2,224,473
Expenditures	66,122	-	66,122
Depletion	(188,446)	(227,240)	(415,686)
Change in ARO estimate	(459,601)	5,305	(454,296)
December 31, 2021	655,029	765,584	1,420,613
Expenditures	13,202,574	-	13,202,574
Depletion	(66,568)	(145,193)	(211,761)
Change in ARO estimate	(1,011,016)	(5,562)	(1,016,578)
Foreign currency translation change	(2,011,190)	-	(2,011,190)
September 30, 2022	$10,768,829	$614,829	$11,383,658

Turkey

Cendere oil field

The primary asset of PPE Turkey is the Cendere onshore oil field, which is located in South East Turkey having a total of 25 wells. The Cendere Field was first discovered in 1988. Oil production commenced during 1990. The operator of the Cendere Field is TPAO. The Company’s interest is 19.6% for all wells except for wells C-13, C-15 and C-16, for which its interest is 9.8%. The produced oil has a gravity of 27.5o API.

The Cendere Field is a long-term low decline oil reserve. This mature oilfield consistently produces between 80- 120 barrels oil per day net to the Company.

23

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

5.	Oil and Gas Properties (continued)

The South Akcakoca Sub-Basin (“SASB”)

The Company owns offshore production licenses called the South Akcakoca Sub-Basin (“SASB”). The Company now owns a 49% working interest in SASB. SASB has four producing fields, each with a production platform plus subsea pipelines that connect the fields to an onshore gas plant. The four SASB fields are located off the north coast of Turkey towards the western end of the Black Sea in water depths ranging from 60 to100 meters. Gas is produced from Eocene age sandstone reservoirs at subsea depths ranging from 1,100 to1,800 meters.

Bakuk gas field

The Company also owns a 50% operated interest in the Bakuk gas field located near the Syrian border. The Bakuk field is shut-in with no plans to revive production in the near term. The property was fully impaired as of the transition date to IFRS on January 1, 2021.

6. Exploration & Evaluation Asset

Unproven properties
Bulgaria
December 31, 2020	3,122,443
Foreign currency translation change	(6,297)
December 31, 2021	$3,116,146
Foreign currency translation change	30,030
September 30, 2022	3,146,176

Bulgaria

The Company holds a 98,205-acre oil and gas exploration claim in the Dobrudja Basin located in northeast Bulgaria. The Company intends to conduct exploration for natural gas and test production activities over a five-year period in accordance with or exceeding its minimum work program obligation. The Company’s commitment is to perform geological and geophysical exploration activities in the first 3 years of the initial term (the “Exploration and Geophysical Work Stage”), followed by drilling activities in years 4 and 5 of the initial term (the “Data Evaluation and Drilling Stage”). The Company is required to drill 10,000 meters (approximately 32,800 feet) of new wellbore (which may be vertical, horizontal or diagonal) and conduct other exploration activities during the initial term. The Company intends to commence its work program efforts once it receives all regular regulatory approvals of its work programs.

24

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

7. Property and Equipment

	Right-of-use asset	Leasehold improvements	Other equipment	Motor Vehicles	Furniture	Total
December 31, 2020	$39,809	$68,255	$1,815	$10,976	$7,402	$128,257
Additions	-	-	-	180,067	672	180,739
Depreciation	(6,920)	(12,355)	(290)	(10,964)	(1,239)	(31,768)
Disposals	-	-	-	(65,016)	-	(65,016)
Foreign currency translation change	(15,504)	(32,559)	(1,345)	(16,075)	405	(65,078)
December 31, 2021	$17,385	$23,341	$180	$98,988	$7,240	$147,134
Additions	-	32,343	979	96,224	19,707	149,253
Depreciation	(3,657)	(4,933)	(201)	(44,130)	(3,596)	(56,517)
Foreign currency translation change	(4,975)	(2,801)	(175)	(11,153)	(1,114)	(20,218)
September 30, 2022	$8,753	$47,950	$783	$139,929	$22,237	$219,652

8. Loans Payable

As at	September 30, 2022	December 31, 2021	December 31, 2020
Unsecured, interest bearing loans at 10% per annum[1]	$11,810	$107,167	$184,235
Unsecured, interest bearing loans at 12% per annum[1]	-	39,069	309,806
Unsecured, interest bearing loan at 19.4% per annum[2]	14,730	25,642	-
Unsecured, interest bearing loan at 20.5% per annum[3]	-	-	25,625
Unsecured, interest bearing loan at 13.25% per annum[4]	-	3,534	41,533
Unsecured, interest bearing loan at 15% per annum[5]	-	473,635	-
Unsecured, interest bearing loan at 45.33% per annum[6]	63,764	-	-
Non-interest bearing loans	-	-	5,955
Total loans payable	90,304	649,047	567,154
Current portion of loans payable	(49,989)	(630,534)	(549,424)
Long-term portion of loans payable	$40,315	$18,513	$17,730

(1)	Loans bearing interest, accrue at 10% and 12% per annum are all unsecured.

(2)	On November 15, 2021, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺350,000 (or approximately US$25,600). The loan matures on November 15, 2024 and bears interest at 19.44% per annum. Principal and accrued interest are paid monthly. During the nine months ended September 30, 2022, the Company made $4,426 (2021 -$nil) in principal payments and $2,944 (2021 - $nil) in interest payments.

(3)	On August 2, 2019, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺300,000 (or approximately US$53,600). The loan matured on August 2, 2022 and bore interest at 20.5% per annum. Principal and accrued interest were paid monthly. On November 11, 2021, the loan was fully repaid. During the nine months ended September 30, 2022, the Company made $nil (2021 - $8,673) in principal payments and $nil (2021 - $2,754) in interest payments.

25

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

8.	Loans Payable (continued)

(4)	On February 4, 2020, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺500,000 (or approximately US$83,500). The loan matured on February 4, 2022 and bears interest at 13.25% per annum. Principal and accrued interest are paid monthly. During the nine months ended September 30, 2022, the Company made $3,005 (2021 - $21,607) in principal payments and $47 (2021 - $2,409) in interest payments. As at September 30 30, 2022, the loan has been fully repaid.

(5)	On March 4, 2021, the Company received $500,000 from a third party (the “Lender”) repayable in one year from the date of disbursement. The amount is subject to an interest at a rate of 15% per annum. The Company granted 1,000,000 common share purchase warrants to the lender in conjunction with the loan. The warrants expire in two years and have an exercise price of $0.16 per warrant. The fair value of the share purchase warrants has been accounted as a debt issuance cost and offset against the loan and will be recognized as financing cost over the term of the loan. The fair value of the warrants was determined to be $152,750 based on the Black-Scholes Option Pricing Model using the following assumptions: expected dividend yield - 0%, expected volatility - 229%, risk-free interest rate - 0.08% and an expected remaining life – 2.00 years. During the nine months ended September 30, 2022, the Company recognized $26,365 (2021 – $87,884) as financing cost and accrued interest of $18,082 (2021 - $43,151). As at September 30, 2022, the loan has been fully repaid.

(6)	On May 25, 2022, Garanti Bank extended a long-term loan to Park Place Turkey Limited in the amount of ₺1,500,000 (or approximately US$91,961). The loan matures on May 23, 2024 and bears interest at 45.33% per annum. Principal and accrued interest are paid monthly. During the nine months ended September 30, 2022, the Company made $20,183 in principal payments and $13,169 in interest payments.

 9. Leases

The Company leases certain assets under lease agreements. On January 1, 2020, the Company entered into a one-year lease for office space, which the Company elected the short-term lease measurement and recognition exemption.

On January 3, 2020, the Company entered into a five-year lease for an office space in Turkey.

As of September 30, 2022, the Company’s lease had a remaining lease terms of 2.25 years. Right-of-use asset has been included within property and equipment. See Note 7.

Lease liabilities are measured at the commencement date based on the present value of future lease payments. As the Company’s lease did not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. The Company used a discount rate of 11.82% in determining its lease liabilities. The discount rate was derived from the Company’s assessment of its borrowings.

26

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

9.	Leases (continued)

Lease liability	September 30, 2022	December 31, 2021	December 31, 2020
Beginning balance	$15,324	$39,809	$4,759
Additions, cost	-	-	57,919
Interest expense	1,121	3,480	4,771
Lease payments	(4,293)	(11,114)	(16,574)
Foreign exchange impact	(2,514)	(16,851)	(11,066)
Ending balance	$9,638	$15,324	$39,809

As at September 30, 2022, the Company’s lease liability is as follows:

Lease liability	September 30, 2022	December 31, 2021	December 31, 2020
Current portion of operating lease liability	$3,988	$6,732	$12,116
Long-term portion of operating lease liability	5,650	8,592	27,693
	$9,638	$15,324	$39,809

Future minimum lease payments to be paid by the Company as a lessee as of September 30, 2022 are as follows:

Operating lease commitments and lease liability

Remainder of 2022	$1,213
2023	4,852
2024	4,852
Total future minimum lease payments	10,917
Discount	(1,279)
Total	$9,638

 10. Notes and Amounts Receivable for Equity Issued

	September 30, 2022
Notes receivable	$1,109,032
Amounts receivable	52,977	*
	$1,162,009

*	Consists of receivables for the exercise of warrants and options at various exercise prices during the year ended December 31, 2021 and nine months ended September 30, 2022. The receivables are unsecured, non-interest-bearing and due on demand.

During the year ended December 31, 2021, the Company entered into agreements with certain warrant and option holders for the following notes receivables as consideration for the exercise of warrants and options:

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $48,087 ($60,000 CAD) as consideration for the exercise of 500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $48,087 ($60,000 CAD) as consideration for the exercise of 500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

27

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

10.	Notes and Amounts Receivable for Equity Issued (continued)

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $48,087 ($60,000 CAD) as consideration for the exercise of 500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $24,044 ($30,000 CAD) as consideration for the exercise of 250,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $14,426 ($18,000 CAD) as consideration for the exercise of 150,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with the CFO of the Company with a principal sum of $48,088 ($60,000 CAD) as consideration for the exercise of 500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note. During the 9 month period ending September 30, 2022, the principal and accrued interest was repaid.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $144,261 ($180,000 CAD) as consideration for the exercise of 1,500,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with a principal sum of $96,174 ($120,000 CAD) as consideration for the exercise of 1,000,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with the CEO of the Company with a principal sum of $19,235 ($24,000 CAD) as consideration for the exercise of 200,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On July 31, 2021, the Company entered into a promissory note agreement with the CEO of the Company with a principal sum of $226,971($283,200 CAD) as consideration for the exercise of 2,360,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On November 10, 2021, the Company entered into a promissory note agreement with the CEO of the Company with a principal sum of $189,680 ($237,286 CAD) as consideration for the exercise of 1,416,667 warrants at approximately $0.10 ($0.12 CAD), 500,000 options at approximately $0.12 ($0.15 CAD), and 320,000 options at approximately $0.06 ($0.08 CAD) after first offsetting the consideration against amounts owed to the CEO. See summary table below for terms specific to the promissory note.

On November 10, 2021, the Company entered into a promissory note agreement with a principal sum of $95,924 ($120,000 CAD) as consideration for the exercise of 1,000,000 warrants at approximately $0.10 ($0.12 CAD). See summary table below for terms specific to the promissory note.

On November 10, 2021, the Company entered into a promissory note agreement with a principal sum of $146,639 ($193,443 CAD) as consideration for the exercise of 1,800,000 warrants at approximately $0.10 ($0.12 CAD), 500,000 warrants at approximately $0.08 ($0.10 CAD) and 320,000 options at approximately $0.08 ($0.10 CAD) after first offsetting the consideration against amounts owed to the note holder. See summary table below for terms specific to the promissory note.

On November 10, 2021, the Company entered into a promissory note agreement with a director of the Company with a principal sum of $34,846 ($43,592 CAD) as consideration for the exercise of 670,000 options at approximately $0.06 ($0.08 CAD) after first offsetting the consideration against amounts owed to the director.

28

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

10.	Notes and Amounts Receivable for Equity Issued (continued)

See summary table below for terms specific to the promissory note.

	# of Securities exercised		Principal	Maturity date	Interest rate
Current
	500,000		$48,087	September 30, 2021	5%
	500,000		$48,087	December 31, 2021	5%
	500,000		$48,087	November 30, 2021	5%
	250,000		$24,044	November 30, 2021	5%
	150,000		$14,426	December 31, 2021	5%
	2,236,667		$189,680	November 10, 2022	5%
	1,000,000		$95,924	November 10, 2022	5%
	2,620,000		$146,639	November 10, 2022	5%
	670,000		$34,846	November 10, 2022	5%
	500,000		$48,088	July 31, 2023	5%
	1,500,000		$144,261	July 31, 2023	5%
	1,000,000		$96,174	July 31, 2023	5%
	200,000		$19,235	July 28, 2023	5%
	2,360,000		$226,971	July 28, 2023	5%
Total	13,986,667	*	$1,184,549

*	Includes 12,176,667 warrants exercised and 1,810,000 options exercised

The following is a continuity of the Company’s promissory note receivable:

Notes Receivable
Balance, January 1, 2021	$-
Additions	1,184,549
Repayments	(23,745)
Accrued interest	17,733
Foreign exchange loss on revaluation	(19,705)
Balance, December 31, 2021	$1,158,832
Repayments (See Note 17)	(49,800)
Balance, September 30, 2022	$1,109,032

During the nine months ended September 30, 2022, the accrued interest income totaled $39,424 (2021 - $nil). As at September 30, 2022, accrued interest of $39,424 was included in amounts receivable (Note 4).

29

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

11. Asset Retirement Obligations

The following is a continuity of the Company’s asset retirement obligations:

	September 30, 2022	December 31, 2021
Balance at the beginning of period	$8,993,108	$9,355,422
Accretion expense	147,307	91,982
Change in estimate	(1,016,578)	(454,296)
Balance at the end of period	$8,123,837	$8,993,108

The Company’s asset retirement obligations (ARO)result from its interest in oil and gas assets including well sites. The total ARO is estimated based on the Company’s net ownership interest in all sites, estimated costs to reclaim and abandon these wells and the estimated timing of the costs to be included in future years. The Company estimated the total undiscounted amount required to settle the ARO as at September 30, 2022 is $8.2 million (December 31, 2021 - $8.2 million). The ARO is calculated using an inflation rate of 2.5% (December 31, 2021 – 2.5%) and discounted using an interest free rate of 3.91% (December 31, 2021 – 1.49%).

12. Convertible Debentures

On September 30, 2019, the Company closed an unbrokered private placement of convertible debt, issuing $123,095 ($163,000 CAD) in debentures to two investors. The convertible debentures bear interest at 10% per annum, payable annually in advance. They are convertible any time during the term of the debenture into units (each unit consists of one share and one warrant; each warrant can acquire one share at an exercise price of $0.20 USD or $0.25 CAD per share, based on the currency initially subscribed) at a conversion price of $0.12 USD or $0.15 CAD per unit, based on the currency initially subscribed. The convertible debt was set to mature on September 30, 2021 and was secured by a general security agreement over the assets of the Company. The note was converted during the year ended December 31, 2021.

As the September 30, 2019 convertible debt included an embedded conversion feature denominated in Canadian dollars other than the functional currency which was USD at the issuance of the convertible debt, the debt was determined to be a financial instrument comprising an embedded derivative representing the conversion feature with a residual host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the debentures between the embedded derivative conversion feature and host debt components. The conversion feature was valued first with the residual allocated to the host debt component.

On initial recognition the Company recognized a derivative liability of $81,956 and an offsetting convertible debt discount of $81,956.

The fair value of the conversion features was determined based on the Black-Scholes Option Pricing Model using the following weighted average assumptions:

2020
Risk-free interest rate	0.13%
Expected life (years)	1.01
Expected volatility	228%
Dividend yield	0%

30

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

12.	Convertible Debentures (continued)

On July 1, 2020, the Company amended the conversion price of the convertible debentures. Under the amended terms, they are convertible any time during the term of the debenture into units (each unit consists of one share and one warrant; each warrant can acquire one share at an exercise price of $0.12 CAD per share, or approximately US$0.09 per share) at a conversion price of $0.075 CAD per unit (approximately US$0.06 per unit).

On September 15, 2020, debt in the principal amount of $9,870 ($13,000 CAD) was converted by the holder to 173,333 units.

On March 8, 2021, the Company amended the terms of the convertible debentures such that any warrants issued with the units upon the conversion of the debentures is exercisable at US$0.10 per share.

On March 8, 2021, the debt in the principal amount of $89,198 ($112,500 CAD) was converted to 1,500,000 units with no loss or gain recognized.

On March 30, 2021, the debt in the principal amount of $29,528 ($37,500 CAD) and an accrued interest of $12,000 was converted to 660,000 units with no loss or gain recognized.

A continuity of convertible debt and the embedded derivative conversion feature for the nine months ended September 30, 2022 is as follows:

	Host debt instrument	Embedded conversion feature	Total

Balance, December 31, 2020	11,027	80,342	91,369
Accretion	19,943	-	19,943
Conversion	(30,970)	(80,342)	(111,312)
Balance, December 31, 2021 & September 30, 2022	$-	$-	$-

13.	Common Stock

The Company has an unlimited number of common shares authorized with a par value of $0.00001 CAD per share. As at September 30, 2022, 373,854,474 common shares were issued and outstanding (December 31, 2021 - 185,169,793).

For the nine months ended September 30, 2022

On March 15, 2022, the Company issued 40,308,037 units at $0.165 CAD per unit for gross proceeds of $6,650,826 CAD ($5,189,773 USD) pursuant to the closing of a non-brokered private placement. Each unit comprises one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 CAD for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of $291,895 CAD ($229,427 USD) were paid and 1,551,419 finder’s warrants were issued with a fair value of $236,032 CAD ($184,181 USD). The finder’s warrants have the same terms as the warrants attached to the units.

31

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

13.	Common Stock (continued)

On March 16, 2022, the Company issued 6,060,606 units at $0.165 CAD per unit for gross proceeds of $1,000,000 CAD ($785,678 USD) pursuant to the closing of a non-brokered private placement. Each unit comprises one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 CAD for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of $60,035 CAD ($47,168 USD) were paid and 363,636 finder’s warrants were issued with a fair value of $65,624 CAD ($51,559 USD). The finder’s warrants have the same terms as the warrants attached to the units.

On March 17, 2022, the Company closed a non-brokered private placement financing, by issuing 2,000,000 units at $0.165 CAD per unit for proceeds of $330,000 CAD ($260,681 USD). Each unit comprises one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 CAD for two years from the date of the closing of the offering.

In concurrence with the non-brokered private placement on March 17, 2022, the Company:

●	issued 700,000 shares, 50,000 of which relate to the vesting of restricted stock units granted in 2021 and 650,000 relating to the granting and vesting of restricted stock units during the period ended September 30, 2022. The value of the restricted stock units granted during the period ended September 30, 2022 is $107,250 CAD ($92,171 USD). $7,450 of the share-based compensation was recorded in the prior year. The share-based compensation for the nine months ended September 30, 2022 totaled $84,721;
●	issued 909,090 units for prepaid services valued at $150,000 CAD ($118,491 USD). During the nine months ended September 30, 2022, $150,000 ($118,491 USD) was expensed and included in investor relations on the consolidated statement of loss and comprehensive loss; and
●	issued 3,000,000 units at a fair value of $0.165 CAD per unit for debt settlement of $472,001 CAD ($391,021 USD) with no loss or gain recognized.

On March 18, 2022, the Company issued 19,175,898 units at $0.165 CAD per unit for gross proceeds of $3,164,023 CAD ($2,508,197 USD) pursuant to the closing of a non-brokered private placement. Each unit comprises one common share and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 CAD for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of $154,397 CAD ($122,406 USD) was paid and 1,026,174 finder’s warrants were issued with a fair value of $156,587 CAD ($124,130 USD). The finder’s warrants have the same terms as the warrants attached to the units.

On March 24, 2022, the Company issued 34,513,400 units at $0.165 CAD per unit for gross proceeds of $5,694,761 CAD ($4,535,347 USD) pursuant to the closing of a non-brokered private placement. Each unit comprises one common shares and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 CAD for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of $844,208 CAD ($672,339 USD) was paid and 4,212,554 finder’s warrants were issued with a fair value of $724,670 CAD ($578,137 USD). The finder’s warrants have the same terms as the warrants attached to the units.

32

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

13.	Common Stock (continued)

On March 28, 2022, the Company issued 4,600,000 units at $0.165 CAD per unit for gross proceeds of $759,000 CAD ($606,548 USD) pursuant to the closing of a non brokered private placement. Each unit comprises one common shares and one half of one share purchase warrant. Each whole warrant entitles the holder to purchase one common share for $0.45 CAD for two years from the date of the closing of the offering. As the fair value of the common shares on the same date exceeded the issuance price, no residual value was assigned to the warrants. Cash finder’s fee of $46,960 CAD ($37,529 USD) were paid and 353,000 finder’s warrants were issued with a fair value of $72,287 CAD ($57,768 USD). The finder’s warrants have the same terms as the warrants attached to the units.

On March 1, 2022, the Company entered into a consulting agreement with a third party. Pursuant to the consulting agreement, the Company would issue 200,000 common shares for the consulting services received in March 2022. As at September 30, 2022, the common shares have not been issued and the fair value of $51,208 was recorded in obligation to issue shares. The amount of $51,208 was expensed and included in consulting services on the consolidated statement of loss and comprehensive loss for the nine months ended September 30, 2022.

On April 8, 2022, the Company issued 196,250 common shares for the exercise of 196,250 warrants at $0.10 CAD (approximately US$0.08) for cash proceeds of $19,625 CAD (US$15,794). As a result, $24,736 was transferred from warrant reserves to common stock and share premium.

On April 8, 2022, the Company issued 50,000 common shares for the exercise of 50,000 options at $0.10 CAD (approximately US$0.08) for cash proceeds of $5,000 CAD (US$3,973). As a result, $3,695 was transferred from option reserves to common stock and share premium.

On May 26, 2022, the Company issued 100,000 common shares for the exercise of 100,000 warrants at $0.10 CAD (approximately US$0.08) for cash proceeds of $10,000 CAD (US$7,810). As a result, $12,604 was transferred from warrant reserves to common stock and share premium.

On May 26, 2022, the Company issued 70,000 common shares for the exercise of 70,000 options at $0.10 CAD (approximately US$0.08) for cash proceeds of $7,000 CAD (US$5,467). As a result, $5,173 was transferred from option reserves to common stock and share premium.

On June 3, 2022, the Company issued 100,000 common shares for the exercise of 100,000 warrants at $0.10 CAD (approximately US$0.08) for cash proceeds of $10,000 CAD (US$7,952). As a result, $12,604 was transferred from warrant reserves to common stock and share premium.

On June 14, 2022, the Company issued 55,000 common shares for the exercise of 55,000 warrants at $0.10 CAD (approximately US$0.08) for cash proceeds of $5,500 CAD (US$4,257). As a result, $6,932 was transferred from warrant reserves to common stock and share premium.

On June 14, 2022, the Company issued 130,000 common shares for the exercise of 100,000 options at $0.10 CAD (approximately US$0.08) for cash proceeds of $13,000 CAD (US$10,130). 30,000 Common shares were issued in error. As a result, $2,338 was recorded in shares to be cancelled, and $7,389 was transferred from option reserves to common stock and share premium.

On June 29, 2022, the Company completed a short form prospectus, issuing 72,536,900 units of the Company at a price of $0.31 CAD (approximately US$0.24) per unit for aggregate gross proceeds of up to $22,486,439 CAD (approximately US$17,408,856). Each unit consists of one common share of the Company and one half of one common share purchase warrant. Each warrant will be exercisable to purchase one common share of the Company at an exercise price of $0.50 CAD (approximately USD$0.39) until June 29, 2025. A value of $0.04 CAD was allocated to each warrant based on the residual method.

33

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

13.	Common Stock (continued)

Cash finder’s fee of $1,994,906 CAD ($1,549,196 USD) were paid and 4,251,440 finder’s warrants were issued with a fair value of $1,014,290 CAD ($787,785 USD). The finder’s warrants are exercisable to purchase one common shares and one half share purchase warrant of the Company at an exercise price of $0.31 CAD (approximately USD$0.24) until June 29, 2025. Each full warrant is exercisable at $0.50 CAD (approximately USD$0.36) until June 29, 2025.

On July 18, 2022, the Company issued 1,250,000 common shares for the exercise of 1,250,000 warrants at $0.08 for prepaid services valued at $100,000. During the nine months ended September 30, 2022, $37,045 was expensed and included in investor relations on the consolidated statement of loss and comprehensive loss. As at September 30, 2022, $62,955 was included in prepaid expenses and deposits on the consolidated statement of financial position.

On July 18, 2022, the Company issued 25,000 common shares for the exercise of 25,000 options at $0.10 CAD (approximately US$0.08) for cash proceeds of $2,500 CAD (US$1,927). As a result, $1,424 was transferred from option reserves to common stock and share premium.

On July 18, 2022, the Company issued 250,000 common shares pursuant to the exercise of 250,000 options at $0.10 CAD (approximately US$0.08). In lieu of cash, debt in the amount of $25,000 CAD (US$19,270) was settled. Pursuant to the issuance, $18,473 CAD (US$14,239) was transferred from option reserves to common stock and share premium.

On July 18, 2022, the Company issued 200,000 common shares pursuant to the exercise of 200,000 options at $0.16 CAD (approximately US$0.12). In lieu of cash, debt owed to the equity holder was settled in the amount of $31,137 CAD (US$24,000). Pursuant to the issuance, $30,085 CAD (US$23,190) was transferred from option reserves to common stock and share premium.

On August 18, 2022, the Company entered into a settlement agreement with the former Chief Financial Officer of the Company upon resignation, whereupon the Company will issue/pay:

●	325,000 common shares with a fair value of $94,300 (not issued as at September 30, 2022);
●	$210,000 in cash to be paid as follows:
○	$110,000 paid upon execution of the agreement (Paid);
○	$50,000 to be paid on or before January 31, 2023 (Unpaid);
○	$50,000 to be paid on or before March 31, 2023 (Unpaid);
●	200,000 RSUs with a fair value of $58,031 for services rendered as a director (not issued as at September 30, 2022);
●	75,000 RSUs with a fair value of $21,761 for services rendered as an audit committee member (Not issued as at September 30, 2022);

On September 1, 2022, the Company issued 162,000 common shares for the exercise of 162,000 warrants at $0.10 CAD (approximately US$0.08) for cash proceeds of $16,200 CAD (US$12,307). As a result, $20,419 was transferred from warrant reserves to common stock and share premium.

On September 2, 2022, the Company issued 750,000 common shares for the exercise of 750,000 warrants at $0.08 for cash proceeds of $60,000.

On September 7, 2022, the Company issued 10,000 common shares for the exercise of 10,000 warrants at $0.45 CAD (approximately US$0.33) for cash proceeds of $4,500 CAD (US$3,419). As a result, $1,159 was transferred from warrant reserves to common stock and share premium.

On September 7, 2022, the Company issued 245,000 common shares for the exercise of 245,000 warrants at $0.20 CAD (approximately US$0.16) for cash proceeds of $49,000 CAD (US$37,225).

34

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

13.	Common Stock (continued)

On September 20, 2022, the Company issued 37,500 common shares for the exercise of 37,500 warrants at $0.45 CAD (approximately US$0.33) for cash proceeds of $16,875 CAD (US$12,682).

On September 21, 2022, the Company issued 1,250,000 common shares for the exercise of 1,250,000 warrants at $0.31 CAD (approximately US$0.23) for cash proceeds of $387,500 CAD (US$289,289). As a result, $222,636 was transferred from warrant reserves to common stock and share premium.

On September 29, 2022, 90,000 stock options were exercised at $0.10 CAD (approximately US$0.08) for cash proceeds of $9,000 CAD (US$6,574). As at September 30, 2022, common shares had not been issued.

For the nine months ended September 30, 2021

On March 8, 2021, the Company closed a non-brokered private placement financing for aggregate gross proceeds of $481,350 CAD (approximately US$400,792) (the “March Offering”). Under the March Offering, the Company issued an aggregate of 8,015,832 units, at a price of $0.06 CAD per unit (approximately US$0.05 per unit). Each unit was comprised of one Common Share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.10 CAD (approximately $0.08) for a period of 30 months from the closing date.

On March 8, 2021, the Company settled a total of $265,000 CAD (US$220,833) in outstanding debt through the issuance to a creditor of 4,416,667 units, at a price of $0.06 CAD (US$0.05) per unit. Each unit issued in the Debt Settlement consists of one Common Share and one warrant under the same terms as the March Offering.

On March 8, 2021, the Company closed a private placement for aggregate proceeds of $235,808 (the “US Private Placement”). Under the US Private Placement, the corporation issued an aggregate of 4,716,160 units at a price of $0.05 per unit. Each unit was comprised of one Common Share and one-half of one share purchase warrant. Each warrant entitles the holder to purchase one Common Share at a price of $0.08 for a period of 30 months from the closing date.

On March 8, 2021, convertible debt in the principal amount of $112,500 CAD (US$89,198) was converted to 1,500,000 units at $0.075 CAD per unit (approximately US$0.06). Each unit issued consists of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of US$0.10 for a period of 24 months from the closing date.

On March 30, 2021, convertible debt in the principal amount of $37,500 CAD (US$29,528) and accrued interest of $12,000 CAD (US$9,478) was converted to 660,000 units at $0.075 CAD per unit (approximately US$0.06). Each unit issued consists of one Common Share and one warrant. Each warrant entitles the holder to purchase one Common Share at a price of US$0.10 for a period of 24 months from the closing date.

On March 30, 2021, the Company granted 150,000 restricted share units which vested immediately. In connection with the grant, 150,000 Common Shares with a fair value of $36,900 were issued.

On March 30, 2021, the Company issued 3,304,600 Common Shares for the exercise of warrants at $0.10 for gross proceeds of $330,460.

35

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

13.	Common Stock (continued)

On March 30, 2021, the Company issued 150,000 Common Shares for the exercise of options at $0.18 for gross proceeds of $27,358. In addition, the Company also issued 600,000 Common Shares for the exercise of options. In lieu of cash, the Company settled $109,427 of outstanding debt.

On March 30, 2021, the Company issued 400,000 Common Shares for the exercise of 400,000 warrants at $0.12 CAD (approximately US$0.10), with a fair value of $98,400 to settle long-term notes payable in the amount of $38,062. The Company recognized the loss on settlement of debt of $60,338.

On March 30, 2021, the Company issued 1,684,428 Common Shares with a fair value of $396,108 for services provided.

On March 30, 2021, the Company issued 190,000 Common Shares with a fair value of $41,608 to settle debt of $8,602. A loss of $33,006 was recognized pursuant to the issuance.

On April 16, 2021, the Company issued 1,000,000 Common Shares for the exercise of 1,000,000 warrants at $0.12 CAD (approximately US$0.10). In lieu of cash, debt in the amount of $120,000 CAD (US$95,959) was settled.

On April 16, 2021, the Company issued 600,000 Common Shares with a fair value of $188,729 for services provided.

On April 16, 2021, the Company issued 75,000 Common Shares with a fair value of $23,989 to settle accounts payable in the same amount.

On April 16, 2021, the Company issued 150,000 Common Shares with a fair value of $43,549 to settle debt in the amount of $7,908. A loss of $36,451 was recognized pursuant to the issuance.

On April 28, 2021, the Company issued 1,360,200 Common Shares at $0.12 CAD (approximately US$0.10) per share for gross proceeds of $169,776 CAD (US$135,670) relating to the exercise of 1,360,200 warrants.

On April 28, 2021, the Company issued 30,000 Common Shares at $0.10 CAD (approximately US$0.08) per share for gross proceeds of $3,000 CAD (US$2,403) relating to the exercise of 30,000 options.

On April 28, 2021, the Company issued 346,163 Common Shares with a fair value of $85,739 for services provided.

On June 28, 2021, the Company issued 135,000 Common Shares for the exercise of 145,000 warrants at prices ranging from $0.10 CAD - $0.12 CAD (approximately US$0.08 – US$0.10) for gross proceeds of $16,500 CAD (US$12,438). On September 8, 2021, the remaining 10,000 common shares were issued.

On June 28, 2021, the Company issued 150,000 Common Shares with a fair value of $36,939 to settle accounts payable in the same amount.

On June 28, 2021, the Company issued 25,000 Common Shares with a fair value of $5,210 to settle debt in the amount of $1,101. A loss of $4,107 was recognized pursuant to the issuance.

On June 28, 2021, the Company issued 50,000 Common Shares at $0.30 CAD (approximately US$0.24) per share for gross proceeds of $15,000 CAD (US$12,151).

On July 20, 2021, the Company issued 50,000 Common Shares at $0.30 CAD (approximately US$0.24) per share for gross proceeds of $15,000 CAD (US$11,905).

36

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

13.	Common Stock (continued)

On August 9, 2021, the Company issued 16,134,000 shares, as a result of the exercise of 16,134,000 warrants with exercise prices varying from $0.10 - $0.20 CAD (US$0.08 - $0.16) for gross proceeds of $1,925,747 CAD (US$1,538,887). The shares issued include 3,060,000 issued to related parties where the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $367,200 CAD (US$294,293). The notes bear interest at 5% per annum and mature in July 2023.

On August 20, 2021, the Company issued 4,056,247 shares, as a result of the exercise of 3,605,247 warrants with exercise prices varying from $0.12 - $0.41 CAD (US$0.10 - $0.32) for gross proceeds of $439,920 CAD (US$351,164). 451,000 shares were issued in error. On September 22, 2021, 35,000 of the shares issued in error were cancelled. Subsequent to September 30, 2021, the remaining 416,000 shares issued in error were cancelled.

On September 7, 2021, the Company issued 210,000 shares, as a result of the exercise of 200,000 warrants at $0.12 CAD (approximately US$0.10) for gross proceeds of $24,000 CAD (US$19,062). 10,000 shares were issued pursuant to the exercise of 10,000 warrants on June 28, 2021.

On September 7, 2021, the Company issued 500,000 Common Shares with a fair value of $95,000 for services provided.

On September 7, 2021, the Company issued 246,073 Common Shares with fair value of $47,445 to settle accounts payable of $38,729. A loss of $8,716 was recognized pursuant to the issuance.

14.	Stock Options

The Board of Directors adopted the Park Place Energy Corp. 2013 Long-Term Incentive Equity Plan (the “Incentive Plan” or “2013 Plan”) effective as of October 29, 2013. The Incentive Plan permits grants of stock options (including incentive stock options and nonqualified stock options), stock appreciation rights, restricted stock awards and other stock-based awards.

The Incentive Plan authorizes the following types of awards:

●	incentive stock options and nonqualified stock options to purchase common stock at a set price per share;

●	stock appreciation rights (“SARs”) to receive upon exercise common stock or cash equal to the appreciation in value of a share of Common Stock;

●	restricted stock, which are shares of common stock granted subject to a restriction period and/or a condition which, if not satisfied, may result in the complete or partial forfeiture of the shares;

●	other stock-based awards, which provide for awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock of the Company, which may include performance shares or options and restricted stock units which provide for shares to be issued or cash to be paid upon the lapse of predetermined restrictions.

Under the 2013 Plan, the maximum number of shares of authorized stock that may be delivered is 10% of the total number of shares of common stock issued and outstanding of the Company as determined on the applicable date of grant of an award under the 2013 Plan. Under the 2013 Plan, the exercise price of each option (or other stock-based award) shall not be less than the market price of the Company’s stock as calculated immediately preceding the day of the grant. The vesting schedule for each option or other stock-based award shall be specified by the Board of Directors at the time of grant. The maximum term of options or other stock-based award granted is ten years or such lesser time as determined by the Board of Directors at the time of grant.

37

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

14.	Stock Options (continued)

A continuity of the Company’s outstanding stock options for the nine months ended September 30, 2022 and the year ended December 31, 2021 is presented below:

	Number of options	Weighted average exercise price
Outstanding, December 31, 2020	11,900,000	0.11
Granted	450,000	0.32
Exercised	(3,910,000)	0.11
Expired	(150,000)	0.18
Cancelled	(650,000)	0.16
Outstanding, December 31, 2021	7,640,000	$0.12
Granted	2,560,000	0.22
Exercised	(785,000)	0.09
Outstanding, September 30, 2022	9,415,000	$0.15

At September 30, 2022 the Company had the following outstanding stock options:

Outstanding	Exercise Price	Expiry Date	Vested
1,750,000	0.12	October 24, 2023	1,750,000
3,800,000	0.13	September 19, 2024	3,800,000
640,000	0.06	July 31, 2025	640,000
415,000	0.07	December 17, 2022	415,000
2,560,000	0.22	July 26, 2025	1,400,000
250,000	0.28	June 6, 2026	250,000
9,415,000			8,255,000

As at September 30, 2022, the weighted average remaining contractual life of outstanding stock options is 2.04 years.

For the nine months ended September 30, 2022, the Company recognized $305,196 (2021 - $124,391) in stock-based compensation expense for options granted and vested. At September 30, 2022, the Company has $167,497 (2021 - $Nil) in unrecognized compensation expense related to stock options.

During the nine months ended September 30, 2022, 785,000 options with exercise prices ranging from $0.10 CAD - $0.16 CAD (approximately $0.07 - $0.12 USD) were exercised for gross proceeds of $92,637 CAD (US$71,343). $36,500 CAD ($28,071 USD) was settled through cash and $56,137 CAD (US$43,272) was settled through reductions of debt owed to the option holder.

The fair values for stock options granted have been estimated using the Black-Scholes option pricing model using the following weighted average assumptions:

	2022	2021
Risk-free interest rate	3.05%	33.00 – 79.00%
Expected life (years)	3	3 - 5
Expected volatility	175%	245 - 257%
Dividend yield	0%	0%
Weighted average fair value per share	0.22	$0.24

38

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

15. Warrants

A continuity of the Company’s outstanding share purchase warrants for the nine months ended September 30, 2022 and the year ended December 31, 2021 is presented below:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2020	35,865,312	0.10
Issued	14,017,663	0.10
Exercised	(31,270,314)	0.09
Expired	(10,768,332)	0.13
Outstanding, December 31, 2021	7,844,329	$0.10
Issued	103,935,189	0.34
Exercised	(3,910,750)	0.13
Outstanding, September 30, 2022	107,868,768	$0.33

At September 30, 2022, the Company had the following outstanding share purchase warrants:

Outstanding	Exercise Price	Expiry Date
1,000,000	0.16 USD	March 4, 2023
50,000	0.32 USD	June 6, 2023
1,962,999	0.07 USD	September 8, 2023
1,200,000	0.09 USD	September 8, 2023
358,080	0.08 USD	September 8, 2023
660,000	0.10 USD	September 30, 2023
21,705,438	0.33 USD	March 15, 2024
3,383,939	0.33 USD	March 16, 2024
2,954,545	0.33 USD	March 17, 2024
10,614,123	0.33 USD	March 18, 2024
21,431,754	0.33 USD	March 24, 2024
2,653,000	0.33 USD	March 28, 2024
36,268,450	0.36 USD	June 29, 2025
3,001,440	0.23 USD	June 29, 2025
625,000	0.36 USD	June 29, 2025
107,868,768

As at September 30, 2022, the weighted average remaining contractual life of outstanding warrants is 1.91 years.

As at December 31, 2021, the Company had 3,776,249 warrants issued in connection with private placements, or debt settlements. The exercise price of such warrants was denominated in CAD other than the functional currency prior to January 1, 2022. As such the warrants were classified as derivate liabilities with a fair value of $472,899. As a result of the change in functional currency of the Company to CAD on January 1, 2022, such warrants were reclassified to equity.

39

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

15.	Warrants (continued)

Due to the change in functional currency of the Company, 4,068,080 warrants with a carrying value of $163,162 were reassessed to be derivative liabilities as the exercise prices are denominated in USD other than the new functional currency. Immediately before the reclassification, the fair value of the warrants were remeasured using the Black-Scholes option pricing model, with the following assumptions (weighted average): expected dividend yield - 0%, expected volatility - 159%, risk-free interest rate – 0.89% and an expected remaining life – 1.56 years. The Company recognized a loss in fair value change on the derivative liabilities of $288,618 on January 1, 2022. As at September 30, 2022, the fair value of the warrants were remeasured at $425,611 using Black-Scholes option pricing model, with the following assumptions (weighted average): expected dividend yield - 0%, expected volatility - 135%, risk-free interest rate – 3.05% and an expected remaining life ranging from 0.68 – 1.25 years. The Company recognized a loss on fair value change of $294,373 for the nine months ended September 30, 2022.

The following is a continuity of the Company’s derivative warrant liability:

Total
Balance, January 1 and December 31, 2020	$1,804,572
Issued during the period	621,500
Extinguished during the period	(479,535)
Change in fair value of derivative	(1,473,638)
Balance, December 31, 2021	$472,899
Effect of change in functional currency	(309,737)
Change in fair value of derivative	294,373
Foreign currency translation	(31,924)
Balance, September 30, 2022	$425,611

In connection with the private placements in March, 2022, the Company issued warrants and finder’s warrants for a total number of 62,790,299 (Note 13). As the fair value of the common shares on the closing dates of the private placements were greater than the unit subscription price, no residual value was assigned to any of the warrants. The fair values for finder’s warrants granted during the current period, have been estimated using the Black-Scholes option pricing model using the following assumptions:

2022
Risk-free interest rate	1.21 – 1.30%
Expected life (years)	2
Expected volatility	154%
Dividend yield	0%
Share price	$0.24 - $.031 CAD

During the nine months ended September 30, 2022, 4,155,750 warrants were exercised ranging from $0.10 – 0.31 CAD (approximately US$0.07 – $0.23) for gross proceeds of $725,681 CAD (US$550,735). $595,945 CAD (US$450,735) was paid through cash and $129,736 CAD (US$100,000) was attributed to prepaid expenses.

40

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

16.	Restricted Stock Units

During the nine months ended September 30, 2022, the Company granted 1,150,000 (2021 – 150,000) restricted stock units (“RSUs”) as consideration for management and consulting contracts. The RSUs were valued at $296,696 (2021 - $36,900) based on the fair market value of the closing price of the common stock of the Company at the grant date and are recognized over the vesting period. Within 30 days of vesting, the RSUs are exchanged for shares of common stock of the Company. Of the 1,150,000 RSUs granted, 650,000 vest immediately and 500,000 RSUs granted to an officer of the Company vest as follows:

●	125,000 vest 90 days after appointment as officer of the Company;
●	150,000 vest on the first day of the second year of employment as an officer of the Company;
●	100,000 vest upon the successful completion of the Company’s phase A drilling program at the SASB gas field; and
●	125,000 vest upon successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field.

During the nine months ended September 30, 2022, 50,000 common stock relating 50,000 RSUs that vested during the year ended December 31, 2021, were issued (Note 13).

For the nine months ended September 30, 2022, the Company recognized $112,510 (2021 - $36,900) in stock-based compensation expense for RSUs granted and vested (Note 13). At September 30, 2022, the Company has $75,933 (2021 - $Nil) in unrecognized compensation expense related to RSUs.

As at September 30, 2022, the Company recorded an obligation to issue shares of $971,621. This relates to an obligation to issue RSUs pursuant to terms set forth in contracts and agreements between the Company and various directors and officers of the Company (Note 17).

	Number of restricted stock units	Weighted average fair value per award
Balance, December 31, 2020	–	$–
Granted	1,325,000	0.16
Vested	(1,325,000)	0.16
Balance, December 31, 2021	–	–
Granted	1,150,000	0.17
Vested	(650,000)	0.13
Balance, September 30, 2022	500,000	0.22

17.	Related Party Transactions

At September 30, 2022, accounts payable and accrued liabilities included $113,223 (December 31, 2021 - $13,831) due to related parties. The amounts are unsecured, non-interest bearing and due on demand.

During the nine months ended September 30, 2022, management fees and salaries of $537,227 (2021 - $176,930), director fees of $54,000 (2021 - $42,000), and stock-based compensation of $1,401,090 (2021 - $Nil) were incurred to related parties.

During the nine months ended September 30, 2022, the Company issued 2,000,000 (2021 - 1,416,667) units with a fair value of $242,513 for the settlement of accounts payable owed to related parties in the amount of $242,513 (2021 - $70,833), resulting in no gain or loss.

41

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

17.	Related Party Transactions (Continued)

During the nine months ended September 30, 2022, the Company issued Nil (2021 - 5,146,667) common shares relating to the exercise of Nil (2021 – 4,476,667) warrants and Nil (2021 – 670,000) options held by related parties. As consideration, the Company entered into promissory note agreements with the related parties for total principal receivable by the Company of $Nil (2021 - $518,820 (CAD$648,078)). Refer to Note 11.

During the nine months ended September 30, 2022, the Company paid the relative of a senior officer and director of the Company $5,000 for social media services for the Company. This amount is included in prepaid expenses as at September 30, 2022.

As at September 30, 2022, notes receivable included $450,325 (December 31, 2021 - $517,985) due from related parties. The amounts are unsecured, bear interest at 5% per annum and mature between one to two years from grant.

Pursuant to agreements between the four directors and the Company, each of the four directors shall be granted 200,000 fully vested RSUs upon each anniversary of the contract and three of the four directors shall be granted 250,000 fully vested RSUs upon successful spudding of the first well by the Company. For three of the four directors, the amount of RSUs shall be indexed pro-rata to account for any dilution incurred by subsequent share issuance by the Company. As at September 30, 2022, each of the four directors is owed 200,000 RSUs pursuant to the contract and three of the four directors are owed 250,000 RSUs each for the successful spudding of the first well. For three of the four directors, an additional 291,947 RSUs are owed each, pursuant to the dilution clause. The value of these RSUs is calculated to be $608,546 which has been recorded as an obligation to issue shares as at September 30, 2022.

On September 2, 2020, the CEO signed an employment agreement with the Company in which the CEO shall receive:

●	100,000 fully vested RSUs upon the first anniversary of the agreement. The amount of RSUs shall be indexed pro-rata to account for any dilution incurred by subsequent share issuances by the Company;
●	If during the term of the Agreement, the Company completes any cash financing of $5,000,000, the Company shall issue 250,000 fully vested RSUs and $25,000 for each $5,000,000 raised.
●	Upon spudding of the first well by the Company, the Company shall grant 250,000 fully vested RSUs and 250,000 fully vested RSUs every anniversary of the spud date (Condition was met on September 15, 2022). This amount is indexed pro-rata to account for any dilution incurred by subsequent share issuances by the Company; and
●	If during the term of the Agreement, the Company enters into any non-financing transaction, a cash bonus of US$100,000 is owed upon the successful closing.

As at September 30, 2022, an obligation to issue shares of $350,162 exists relating to the vesting of RSUs owed to the CEO.

On July 15,2022, the CFO signed an employment agreement with the Company in which the CFO shall receive:

●	100,000 fully vested RSUs upon the first anniversary of the agreement;
●	150,000 fully vested RSUs upon the second anniversary of the agreement;
●	For each subsequent year, the number of RSUs is determined in context of the market price of the shares and in respect to the performance of the Company;
●	A bonus of 100,000 RSUs plus the sum of $15,000 cash paid upon the successful completion of the Ccompany’s phase A drilling program at the SASB gas field;
●	A bonus of 125,000 RSUs plus the sum of $20,000 cash paid upon the successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field; and
●	A bonus of $25,000 cash upon the executive arranging a credit line for SASB of at least $5,000,000.

As at September 30, 2022, an obligation to issue shares of $5,739 exists relating to the vesting of RSUs owed to the CFO.

42

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

17.	Related Party Transactions (Continued)

On July 15,2022, the COO signed an employment agreement with the Company in which the COO shall receive:

●	125,000 fully vested RSUs upon the first anniversary of the agreement;
●	150,000 fully vested RSUs upon the second anniversary of the agreement;
●	For each subsequent year, the number of RSUs is determined in context of the market price of the shares and in respect to the performance of the Company;
●	A bonus of 100,000 RSUs plus the sum of $15,000 cash paid upon the successful completion of the company’s phase A drilling program at the SASB gas field; and
●	A bonus of 125,000 RSUs plus the sum of $20,000 cash paid upon the successful completion of at least an additional seven wells as part of the Company’s phase B drilling program at the SASB gas field;

As at September 30, 2022, an obligation to issue shares of $7,174 exists relating to the vesting of RSUs owed to the COO.

On August 18, 2022, the Company entered into a settlement agreement with the former CFO of the Company upon resignation, whereupon the Company will issue/pay:

●	325,000 common shares with a fair value of $94,300 (not issued as at September 30, 2022);
●	$210,000 in cash to be paid as follows:
○	$110,000 paid upon execution of the agreement (Paid);
○	$50,000 to be paid on or before January 31, 2023 (Unpaid);
○	$50,000 to be paid on or before March 31, 2023 (Unpaid);
●	200,000 RSUs with a fair value of $58,031 for services rendered as a director (not issued as at September 30, 2022);
●	75,000 RSUs with a fair value of $21,761 for services rendered as an audit committee member (not issued as at September 30, 2022);

As at September 30, 2022, an obligation to issue shares of $174,093 exists relating to the common shares and RSUs owed to the former CFO.

18.	General and Administrative

	For the nine months ended
	September 30, 2022	September 30, 2021
Salaries and compensation	$2,431,533	$1,135,535
Professional fees	525,971	198,175
Office	630,662	29,798
Filing and Transfer Fees	92,574	112,783
Advertising	353,143	-
Travel	33,160	-
Penalties	30,652
Bank charges and other	11,302	63,847
	$4,108,997	$1,540,138

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TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

19.	Geographical Segment Information

During the nine months ended September 30, 2022 and 2021, the Company’s operations were in the resource industry in Bulgaria, and Turkey with head offices in the United States and a satellite office in Sofia, Bulgaria. The Company’s operating segments included, a head office in Canada, oil and gas operations in Turkey and oil and gas properties located in Bulgaria.

	Canada	Turkey	Bermuda	Bulgaria	Total
Revenue for the nine months ended September 30,
2022	$-	$3,589,368	$-	$-	$3,589,368
2021	$-	$2,837,024	$-	$-	$2,837,024
Non-current assets as at
September 30, 2022	$41,699	$11,565,531	$-	$3,146,176	$14,753,406
December 31, 2021	$-	$1,573,185	$-	$3,116,146	$4,689,331

20.	Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to support its business plan, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The basis for the Company’s capital structure is dependent on the Company’s expected business growth and changes in business environment. To maintain or adjust the capital structure, the Company may issue new shares through private placement, incur debt or return capital to members.

The Company is dependent upon external financings to fund activities. In order to carry future projects and pay administrative costs, the Company will utilize its existing working capital and raise additional funds as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements.

21.	Financial Instruments and Risk Management

The Company is exposed, through its operations, to the following financial risks:

a)	Market risk
b)	Credit risk
c)	Liquidity risk

The Company is exposed to risks that arise from its use of financial instruments. This note describes the Company’s objectives, policies, and processes for managing those risks and the methods used to measure them. Further quantitative information in respect of these risks is presented throughout these Statements.

There have been no substantive changes in the Company’s exposure to financial instrument risks, its objectives, polices and processes for managing those risks or the methods used to measure them from previous reported periods unless otherwise stated in the note. The overall objective of management is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as foreign currency exchange, interest rates and equity price risk.

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21.	Financial Instruments and Risk Management (continued)

(i)	Foreign currency risk:

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company and its subsidiaries are exposed to currency risk as it has transactions denominated in currencies that are different from their functional currencies. The Company does not hedge its exposure to fluctuations in foreign exchange rates.

As at September 30, 2022, the Company’s significant foreign exchange currency exposure on its financial instruments, expressed in USD was as follows:

If the CAD strengthened or weakened against the USD by 10% the exchange rate fluctuation would impact net loss by $543,401 at September 30, 2022 (December 31, 2021 - $201,206).

(ii)	Interest rate risk:

Interest rate risk is the risk that future cash flows will fluctuate because of changes in market interest rates. The interest earned on cash is insignificant and the Company does not rely on interest income to fund its operations. The Company has significant debt facilities, including convertible debt and promissory notes and loans payable. As the debt facilities are incurring a fixed rate of interest, the Company is not significantly exposed to interest rate risk.

(iii)	Other price risk:

Other price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company does not hold equity investments in other entities and therefore is not exposed to a significant risk.

b)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company is subject to credit risk on its cash. The Company limits its exposure to credit loss on cash by placing its cash with a high-quality financial institution.

c)	Liquidity risk

Liquidity risk arises from the Company’s general and capital financing needs. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial assets and liabilities, when feasible.

The table below summarizes the maturity profile of the Company’s contractual cashflows.

As at September 30, 2022	Less than 1 year	1 - 2 years	Later than 2 years	Total

Accounts payable	$1,904,876	$-	$-	$1,904,876
Loans payable	49,989	40,315	-	90,304
Lease liability	3,988	5,650	-	9,638
Total liabilities	$1,958,853	$45,965	$-	$2,004,818

45

TRILLION ENERGY INTERNATIONAL INC.

Notes to the Consolidated Interim Financial Statements

For the nine months ended September 30, 2022 and 2021

(Expressed in U.S. dollars)

(Unaudited)

21.	Financial Instruments and Risk Management (continued)

As at December 31, 2021	Less than 1 year	1 - 2 years	Later than 2 years	Total

Accounts payable	$852,481	$-	$-	$852,481
Loans payable	630,534	18,513	-	649,047
Lease liability	6,732	8,592	-	15,324
Total liabilities	$1,489,747	$27,105	$-	$1,516,852

22.	Subsequent Events

Subsequent to September 30, 2022, the Company issued 2,840,000 shares pursuant to the exercise of 2,840,000 warrants ranging from $0.10 - $0.31 CAD (USD$0.08 – $0.27) for gross proceeds of $405,400 CAD (USD$337,400).

Subsequent to September 30, 2022, the Company issued 1,500,000 shares and granted 750,000 warrants pursuant to the exercise of 1,500,000 broker warrant units at $0.31 CAD (USD$0.27) for gross proceeds of $465,000 CAD (USD$338,462).

Subsequent to September 30, 2022, the Company issued 300,000 shares pursuant to the exercise of 300,000 options at $0.08 CAD (approximately USD$0.06) for gross proceeds of $24,000 CAD (USD$18,000).

Subsequent to September 30, 2022, the Company issued 600,000 shares pursuant to the grant and immediate vesting of RSUs.

Subsequent to September 30, 2022, the Company granted 250,000 broker warrants pursuant to the public offering completed in June 2022 of units of the Company at a price of $0.31 CAD per unit. Each warrant entitles the holder to acquire one common share at an exercise price of $0.50 for 36 months from the date of grant.

On October 21, 2022, the Company announced that it is electing to accelerate all Warrants issued during March 2021. The Warrants issued in March 2021 contain the following language: “In the event that company’s share prices close at a price of CAD $0.15 per share for a period of 10 consecutive trading days on the Canadian Security Exchange, the Company may accelerate the term of the March 2021 Warrants to a period of 30 days following notice by providing notice to the warrant holders in writing or by news release.” (“the Notice”) On November 21, 2022, a total of 12,442,663 warrants were accelerated pursuant to the Notice of which, 9,501,584 were exercised and 2,941,079 expired.

During November 2022, the Company commenced natural gas production from the South Akcakoca and Akcakoca-3 wells.

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